PCS EDVENTURES!, INC.

11915 W. EXECUTIVE DRIVE, SUITE 101

BOISE, IDAHO 83713

November 15, 2023

U. S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, DC 20549

Attn: Scott Anderegg, Esq.

Re:	PCS Edventures!, Inc., an Idaho corporation (the “Company”)
Registration Statement on Form 10 filed October 3, 2023
Commission File No. 000-49990

Dear Mr. Anderegg:

Filed herewith is the Company’s first amended Registration Statement on Form 10-A1 (the “Amended Form 10”), which has been prepared and filed to address the comments contained in your letter dated October 26, 2023. In addition to the comment-related revisions discussed below, the Amended Form 10 updates the following disclosures through the end of the Company’s quarterly period ended September 30, 2023: (i) the subheading “Employees” under Item 1; (ii) the “Management’s Discussion and Analysis” disclosure under Item 2; (iii) the beneficial ownership disclosure under Item 4; (iv) the disclosure under the subheadings “Market Information” and “Holders” of Item 9; (v) the number of outstanding shares, warrants and options under Item 11; and (vi) Item 13, Financial Statements.

1.	Please expand your discussion of period to period changes in each income statement line item to include specific facts and circumstances contributing to each variance. For example, we note from your disclosure on page F-10 that the October 2022 contract with the United States Air Force Junior Reserve Officers’ Training Corps and the January 2023 contract with the Iowa Governor’s STEM Advisory Council appear to have contributed to a substantial portion of the increases, and if true should be included in your discussion of substantial increases in revenue. Further, please consider expanding your disclosure to also include a discussion of variances in the five main categories of STEM education products and services that you sell as detailed on page F-6. Please include in your disclosure tabular presentation of revenue recognized in each of these categories for each period an income statement is presented. Your discussions of cost of sales and other income statement line items should be similarly revised. Refer to the guidance in Item 303(b)(2) of Regulation S-K.

In response to the above-referenced Comment No. 1, we have provided revenue detail to describe the significance of the Air Force and Iowa revenue on our operations, as well as add disclosures about the nature of these relationships. We have segregated revenue into product line categories to facilitate and understanding of the significant contributors to our overall performance.

2.	In its current form, your discussion appears relatively brief. Accordingly, please expand your disclosure, as applicable, to fully address Item 303 of Regulation S-K. In this regard, your discussion should address your past and future financial condition and results of operation, with particular emphasis on the prospects for the future. Your discussion should also address those key variable and other qualitative and quantitative factors which are necessary for an understanding of your operations. We note your disclosure concerning Covid-19. Please describe and quantify, to the extent possible, any known trends and uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on your revenue or results of operations, in light of the impact of COVID-19 on your business. In addition and if applicable, please clarify whether inflation has had or is expected to have a material impact on your operations and financial results. Please also discuss whether supply chain disruptions have materially affected your operations, outlook or business goals.

We have provided additional details about our operations where indicated in our Management’s Discussion and Analysis disclosure to facilitate an understanding of the issues that are significant to our Company and its strategy.

3.	We note that in the third paragraph you disclose, “the Company executed a non-convertible promissory note with no warrants attached with a member of the Executive Management Team and Board of Directors, for $50,000 at 20% interest per annum.” Please identify the individual that borrowed the money. See Item 404(d) of Regulation S-K.

The disclosure under the subheading “Transactions with Related Persons” of Item 7 has been revised where indicated in the Amended Form 10 to clarify that the Company executed the non-convertible promissory note in favor of Michael J. Bledsoe rather than being a transaction in which any individual borrowed money from the Company.

4.	Provide the trading price information required by Item 201(a)(iii) of Regulation S-K to the extent known to management.

The requested disclosure has been provided where indicated in the Amended Form 10 under the heading “Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.”

5.	Please confirm that you have filed all material contracts. Refer to Item 601(b)(10) of Regulation S-K. In this regard, we note that you have a lease agreement and a contract with the United States Air Force Junior Reserve Officers’ Training Corp. We also note that the United States Air Force JROTC appears to be your largest customer. Please confirm or, alternatively, file all material contracts and revise the exhibit index as applicable.

The Company’s recognizes all revenue from the sales of its products and services on a transfer of goods that occurs at a single point in time (upon shipment or delivery.) The Company directly accepts orders for these products and is directly responsible for delivery from its third-party warehouse locations. Payment terms for all products delivered are “due upon shipment.” The Company does not have agreements whereby our products and services are transferred over time.

Rule 601(b)(10)(ii)(B) states that a contract is not in the ordinary course of business if the registrant’s business is substantially dependent. The Company is not substantially dependent on any one customer and, thus, Management does not believe that the agreements it has with some of its customers are outside of the ordinary course of business.

6.	Please disclose disaggregated revenue as required by FASB ASC 606-10-50-5 through 7.

The sales agreements that the Company enters into with customers rarely, if ever, specify a specific volume that the customer is required to buy from us. Instead, these agreements specify the products that the customer may purchase, the price that the Company guarantees to charge for such products, delivery instructions and processes, the term of the agreement, payment terms and instructions, and any unique items. Because these agreements do not specify volume, Management believes that they lack commercial substance and, thus, we do not believe that these agreements fall within the disaggregated revenue guidance specified by FASB ASC 606-10-50-5 through 7. All of the terms in our sales agreements with customers are well-aligned with our usual and customary approach to all customer interactions.

7.	Please disclose the amounts and expiration dates of operating loss carryforwards for tax purposes. Refer to ASC 740-10-50-3a.

The requested disclosure has been provided where indicated in the Amended Form 10 under the heading “Management’s Discussion and Analysis,” under subtopic “Net Income.”

8.	Referencing authoritative literature to support your conclusion, please explain to us how you determined $0 income tax impact for in the interim periods presented. Refer to ASC 740-270.

Based on ASC 740-270-25, the Company estimated the effective tax rate to be 0.00% due to the estimated current quarter use of its net operating losses (NOL) and changes in the valuation allowance. We reversed the valuation allowance in an amount equal to the estimated quarterly income tax expense based on U.S. Federal and State income tax rates. The net effect (debit to income tax expense and credit to income tax benefit) was that no income tax expense for the three-month period ended June 30, 2023, or for the six-month period ending September 30, 2023, is recorded. In our assessment we considered the guidance of ASC 740-270-45-4 relating operating losses and ASC 740-270-25-7 relating to changes in valuation allowance. In recent years, the Company was in a full valuation allowance position relating to its NOLs deferred tax assets. However, based on positive income trends we determined at our fiscal yearend March 31, 2023, that a bifurcated amount of NOL would likely be recognized and recorded an income tax benefit of $1,011,466 to relieve a portion of the valuation allowance, resulting in an effective tax rate benefit of (57%). However, we do not believe that new evidence exists in subsequent quarters that would cause us to reverse the entire allowance amount or relieve an amount beyond the tax effect of current earnings as of September 30, 2023. Therefore, while we will reconsider each quarter as information becomes available, we conservatively relieved the valuation allowance equal to the estimated income tax expense based on U.S statutory rate of 21% and 7% state tax. We have updated our Form 10 to include the September 30, 2023, interim information and will include the following disclosure in the income tax footnote:

For the three and six months ended September 30, 2023, the Company recognized no income tax expense (or benefit) due to the partial reversal of its valuation allowance. For the year ended March 31, 2023, the Company partially reversed its valuation allowance recognizing an income tax benefit of $1,011,466, which represents an effective tax rate of (57%). As the Company recently generated positive income, management expects the effective tax rate to differ from its annual effective tax rate from the most recent year and from its U.S. Federal statutory rate due to changes in the valuation allowance. For the three and six month period ending September 30, 2023, the Company relieved its valuation allowance equal to the estimated income tax expense based on U.S statutory rate of 21% and a State statutory rate of 7%. The net effect is that no income tax expense was recorded for the three and six months ended September 30, 2023, and the effective tax rate is 0.00%. For the three and six months ended September 30, 2012, no benefit from income taxes was recorded due to the Company being in a full valuation allowance position, resulting in an effective tax rate of 0.0%.

9.	We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the initial filing date. If our comments are not addressed within this 60-day time period, you should withdraw the Form 10 prior to effectiveness and refile a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

The Company acknowledges this comment and confirms that the Amended Form 10 has been filed within 60 days of the original filing date of October 3, 2023.

Please contact the undersigned with any further comments or questions.

PCS EDVENTURES!, INC.

By	/s/ Michael J. Bledsoe
Michael J. Bledsoe, President